

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

August 18, 2009

Kevin R. Davidson
Chief Executive Officer
2060 Centre Pointe Boulevard, Suite 7
Mendota Heights, Minnesota 55120

Re: BioDrain Medical, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed August 12, 2009
File No. 333-155299

Dear Mr. Davidson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

Our limited operating history . . ., page 3

1.   It appears from your disclosures on pages 18 and 32 that you have recently begun generating revenues. However, your disclosures here and on page 4 state that you have not generated any revenues to date. Please reconcile. Also ensure that the remainder of your document accurately reflects the status of your revenue-producing activities.

Summary Compensation Table, page 62

2.   We note your response to prior comment 7. Refer to the penultimate column of Exhibit 10.50, which is captioned "Future Cash." Please reconcile the number in that column for Mr. Rice with your disclosure here and page 69, which disclosures indicate that Mr. Rice will receive a one-time cash payment of $46,000.

Employment Agreements, page 64

3.   Refer to the penultimate paragraph on page 66, where you discuss the vesting of options granted to Mr. Ruwe. Please reconcile your disclosure there and on page 32 regarding the number of options that have vested to date.

Financial Statements

4.   Please update your financial statements as required by Rule 8-08 of Regulation S-X.

Note 3, Stockholders' Deficit, Stock Options and Warrants, page F-7

Other Securities For Issuance Upon Certain Contingencies, page F-11

5.   Previously you disclosed that $346,700 of accrued salaries was forgiven by certain officers and directors in December 2007. Please tell us why the disclosure now indicates that the salaries were forgiven in June 2008.

Note 11, Restatement of 2007 and 2008, page F-14

6.   We note the revisions made in response to prior comment 6. However, it appears that at least one of the cross references between the itemized tables is not correct. For example, for 2008, it appears that the adjustment to accrued expenses should only be attributed to footnote (14) and that footnote (9) is not applicable to this adjustment. Please proof to ensure that all footnotes are appropriately cross referenced.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Ryan Hong, Esq.—Richardson & Patel LLP